SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated April 27, 2017 between
ETF SERIES SOLUTIONS
and
CLEARSHARES LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
ClearShares OCIO ETF	0.75%
ClearShares Ultra-Short Maturity ETF	0.30%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of July 3, 2018.
ETF SERIES SOLUTIONS, on behalf of each Fund listed on this Schedule A

By: /s/ Michael D. Barolsky
Name: Michael D. Barolsky
Title: Vice President

CLEARSHARES LLC

By: /s Thomas E. Deegan
Name: Thomas E. Deegan
Title: Principal